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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| **8-48886** |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**Eight Capital Corp.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**100 Adelaide Street West, Suite 2900**
(No. and Street)

| **Toronto** | **Ontario, Canada** | **M5H 1S3** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Conrad Beyleveldt** — **(647) 428-8248**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name - if individual, state last, first, middle name)

| **333 Bay Street, Suite 4600** | **Toronto, Ontario** | **Canada** | **M5H 2S5** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

**Eight Capital Corp.**
**(a Wholly Owned Subsidiary of Eight Merchant Capital)**

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

* * * * * *

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been bound separately and filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

## Eight Capital Corp.
### (a Wholly Owned Subsidiary of Eight Merchant Capital)

**Eight Capital Corp.**
**TABLE OF CONTENTS**

**This report ** contains (check all applicable boxes):**

| | |
|---|---|
| [x] | Report of Independent Registered Public Accounting Firm. |
| [x] | Facing Page. |
| [x] | Statement of Financial Condition. |
| [x] | Statement of Operations. |
| [x] | Statement of Changes in Stockholder's Equity. |
| [x] | Statement of Cash Flows. |
| [x] | Statement of Changes in Liabilities Subordinated to Claims of General Creditors |
| [x] | Notes to Financial Statements. |
| [x] | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. |
| [x] | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. |
| [x] | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. |
| [ ] | A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable). |
| [ ] | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). |
| [x] | An Affirmation. |
| [x] | A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon. |

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Eight Capital Corp.**
**(a Wholly Owned Subsidiary of Eight Merchant Capital)**
**AFFIRMATION**

I, Conrad Beyleveldt, affirm that, to the best of my knowledge and belief, the accompanying

financial statements and supplemental schedules pertaining to Eight Capital Corp. as of and for the

year ended December 31, 2018, are true and correct. I further affirm that neither the Company

nor any officer or director has any proprietary interest in any account classified solely as that of a

customer.



Signature _____ CONRAD BEYLEVELDT

___**Chief Financial Officer**_____
**Title**



Sworn/Declared before me at
To~~~to~~~, Ontario
this 27th day of February 2019.



Notary Public

Jonathan Blake McClung
Barrister & Solicitor
Notary Public & Commissioner of Oaths
for the Province of Ontario
My Commission is of unlimited duration
No Legal Advice was given

RED SEAL NOTARY INC.
26 Adelaide St. East #100
Toronto, ON M5C 3A1
(888) 922-7325
www.redsealnotary.com

This report is deemed CONFIDENTIAL in accordance with
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934. A statement of financial condition has been bound
separately and filed with the Securities and Exchange
Commission simultaneously herewith as a Public Document.

Financial Statements and Supplementary Information
(Expressed in U.S. Dollars)

# EIGHT CAPITAL CORP.
(A Wholly Owned Subsidiary of Eight Merchant Capital)

For the year ended December 31, 2018

With Reports of Independent Registered Accounting Firm

These financial statements and supplemental schedules are deemed
confidential in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934. A statement of financial condition has been
filed with the Securities and Exchange Commission simultaneously
herewith as a public document.

# EIGHT CAPITAL CORP.

(A Wholly Owned Subsidiary of Eight Merchant Capital)

Index
As at December 31, 2018

|  | Pages |
|---|---|
| **Financial Statements** | |
| Statement of Financial Condition | 1 |
| Statement of Income | 2 |
| Statement of Changes in Stockholder's Equity | 3 |
| Statement of Changes in Liabilities Subordinated to Claims of General Creditors | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-10 |
| **Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act 1934** | 11 |
| **Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Commission** | 12 |



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Sole Director
Eight Capital Corp.:

## *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Eight Capital Corp. (the Company) as of December 31, 2018, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

## *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



## Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

This is our second year serving as the Company's auditor.

*KPMG LLP*

Chartered Professional Accountants, Licensed Public Accountants

February 26, 2019
Toronto, Canada

# EIGHT CAPITAL CORP.

(A Wholly Owned Subsidiary of Eight Merchant Capital)

Statement of Financial Condition
(Expressed in U.S. Dollars)
As at December 31, 2018

## Assets

| | | |
|---|---|---:|
| Cash | $ | 1,434,662 |
| Receivable from clearing broker (note 2(a)) | | 353,711 |
| Prepaid expenses | | 27,597 |
| Total assets | $ | 1,815,970 |

## Liabilities and Stockholder's Equity

Liabilities:

| | | |
|---|---|---:|
| Due to related parties (note 5) | $ | 336 |
| Accounts payable and accrued liabilities | | 45,732 |
| Income tax payable (note 8) | | 128,781 |
| Subordinated loan (note 4) | | 325,000 |
| Total liabilities | | 499,849 |

Stockholder's equity:

| | | |
|---|---|---:|
| Share Capital (note 3) | | 1,500,000 |
| Deficit | | (183,879) |
| Total stockholder's equity | | 1,316,121 |
| | | |
| Total liabilities and stockholder's equity | $ | 1,815,970 |

See accompanying notes to the financial statements.

# EIGHT CAPITAL CORP.

(A Wholly Owned Subsidiary of Eight Merchant Capital)
Statement of Income

(Expressed in U.S. Dollars)
For the year ended December 31, 2018

| | | |
|---|---|---:|
| **Revenue:** | | |
| Commission revenue | $ | 1,281,106 |
| Interest revenue | | 16,531 |
| Foreign exchange loss | | (105,703) |
| Total revenue | | 1,191,934 |
| | | |
| **Expenses:** | | |
| Clearing charges | $ | 117,519 |
| Indirect execution and other services (note 5) | | 4,816 |
| Data processing and communications (note 5) | | 165,380 |
| Variable compensation (note 5) | | 140,894 |
| General and administrative | | 153,365 |
| Total expenses | | 581,974 |
| | | |
| Net income before income taxes | | 609,960 |
| | | |
| **Income tax expense: (note 7)** | | |
| Current | | 134,673 |
| Deferred | | 3,198 |
| | | 137,871 |
| | | |
| Net income | $ | 472,089 |

See accompanying notes to the financial statements.

# EIGHT CAPITAL CORP.

(A Wholly Owned Subsidiary of Eight Merchant Capital)
Statement of Changes in Stockholder's Equity
(Expressed in U.S. Dollars)
For the year ended December 31, 2018

|  | Share Capital | Retained earnings/(deficit) | Total |
|---|---|---|---|
| Stockholder's equity, January 1, 2018 | $ 1,500,000 | $ (655,968) | $ 844,032 |
| Net Income | | 472,089 | 472,089 |
| Stockholder's equity, December 31, 2018 | $ 1,500,000 | $ (183,879) | $ 1,316,121 |

See accompanying notes to the financial statements.

These financial statements and supplemental schedules are deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

# EIGHT CAPITAL CORP.
(A Wholly Owned Subsidiary of Eight Merchant Capital)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(Expressed in U.S. Dollars)
For the year ended December 31, 2018

| | | |
|---|---|---|
| Subordinated loan, January 1, 2018 | $ | 325,000 |
| Subordinated loan issued/repaid during the year (note 4) | | |
| Subordinated loan, December 31, 2018 | $ | 325,000 |

See accompanying notes to financial statements.

# EIGHT CAPITAL CORP.

(A Wholly Owned Subsidiary of Eight Merchant Capital)
Statement of Cash Flows
(Expressed in U.S. Dollars)
For the year ended December 31, 2018

| | | |
|---|---|---:|
| Cash flows provided by (used in) operating activities: | | |
| Net income | $ | 472,089 |
| Changes in operating items: | | |
| Increase in receivable from clearing broker | | (74,173) |
| Increase in prepaid expenses | | (9,052) |
| Decrease in income tax recoverable | | 867 |
| Decrease in deferred tax asset | | 3,198 |
| Decrease in due to related parties | | (33) |
| Decrease in accounts payable and accrued liabilities | | (9,826) |
| Increase in income tax payable | | 128,781 |
| Cash flows provided by operating activities | | 511,851 |
| | | |
| Cash, beginning of year | | 922,811 |
| | | |
| Cash, end of year | $ | 1,434,662 |

See accompanying notes to financial statements.

These financial statements and supplemental schedules are deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)
Notes to Financial Statements
(Expressed in US Dollars)

December 31, 2018

Eight Capital Corp. (the "Corporation") (formerly Dundee Securities Inc.), was incorporated on September 20, 1995 under the Ontario Business Corporations Act. On May 26, 2017, Eight Merchant Capital (the "Parent") acquired all the outstanding shares of the Corporation from Dundee Securities Ltd., and on the same day, Articles of Amendment where filed with the Ontario Ministry of Finance to change the name to Eight Capital Corp.

The Corporation is subject to regulation by the Financial Regulatory Authority, Inc. ("FINRA") and pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-3 is exempt under subparagraph (k)(2)(ii) as the Corporation is required to clear all client transactions on a fully disclosed basis through a FINRA registered clearing firm. The Corporation clears transactions for customers through National Financial Services LLC (the "clearing broker") and accordingly, the Corporation does not hold customer funds or safe-keep customer securities.

1.  **Significant accounting policies:**

    (a) Basis of presentation:

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in US Dollars, which is the Corporation's functional and presentation currency.

    (b) Cash:

    Cash includes cash on deposit with Canadian financial institutions.

    (c) Commission revenue and clearing charges:

    All commission revenue and associated clearing charges are recorded on a trade-date basis, which is the date the Corporation's service is provided to the customer.

    (d) Foreign currency translation:

    Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in income in the year in which they occur.

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)
Notes to Financial Statements (continued)
(Expressed in US Dollars)

December 31, 2018

## 1. Significant accounting policies (continued):

(e) Income taxes:

The Corporation follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Deferred tax assets related to tax loss carry-forwards are recorded when it is more likely than not that future taxable income will be available to absorb these losses. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted.

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(g) Changes in accounting policies:

On January 1, 2018, the Corporation adopted Financial Accounting Standards Board ("FASB") ASU No. 2014-09, Revenue from Contracts with Customers, Accounting Standards Codification Topic 606 ("Topic 606"). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a Corporation should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The adoption of Topic 606 did not have a significant effect on the Corporation's recognition and measurement of revenue.

(h) Future changes in accounting policies:

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update ("ASU") No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)
Notes to Financial Statements (continued)
(Expressed in US Dollars)

December 31, 2018

1. **Significant accounting policies (continued):**

   (h)    Future changes in accounting policies (continued):

   Improvements. This new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating with classification affecting the pattern and classification of expense recognition in the income statement. This new standard is effective for the Corporation on January 1, 2019, with early adoption permitted. The Corporation expects to adopt the new standard on its effective date. Management does not expect any impact from the change in accounting policy.

2. **Financial instruments:**

   (a) Credit risk:

   Credit risk is the risk that counterparties to transactions will not fulfill their obligations. The Corporation manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Corporation's most significant counterparty concentrations were with a Canadian financial institution in the form of cash. In addition, in accordance with the agreement with the clearing broker, the Corporation has lodged a comfort deposit with the clearing broker of $250,000.

   (b) Foreign Currency Risk

   The Corporation is exposed to foreign currency risk associated with its Canadian Dollar denominated cash and cash equivalent and accounts payable and accrued liabilities that will be settled in Canadian Dollars.

   (c) Fair values of financial instruments:

   The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

8

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)
Notes to Financial Statements (continued)
(Expressed in US Dollars)

December 31, 2018

### 3. Share Capital:

| | |
|---|---|
| Authorized: | |
| Unlimited common shares without par value | |
| Issued and outstanding: | |
| 1,500,001 common shares | $ 1,500,000 |

### 4. Subordinated loan:

The loan is subordinated to the claims of the general creditors of the Corporation and has been issued pursuant to the standard uniform subordinated loan agreement in the form required by FINRA. The Corporation issued a non-interest bearing subordinated loan, initially due on October 16, 2018 to Eight Capital (the "Affiliate"), an entity under common control, effective August 16, 2017 for cash proceeds of $325,000 (see note 5). During the year, the Corporation and the Affiliate extended the repayment date to October 11, 2019. The Corporation has not had any defaults of principal, interest or other breaches with respect to the subordinated loan.

### 5. Related party transactions and balances:

The Corporation and the Affiliate are under common ownership and management controls. The existence of this control could result in the Corporation's operating results or financial position being significantly different than those that would have been presented if the Corporation was autonomous.

In accordance with an Operating Agreement and Broker Service Agreement (the "Agreement") as amended November 1, 2017, between the Corporation, the Parent and the Affiliate, the Parent and the Affiliate perform certain administrative, securities trading and record-keeping activities for the Corporation.

The Agreement provides that expenses incurred by the Parent and the Affiliate in providing the services to the Corporation are to be charged by the Parent and the Affiliate to the Corporation at either a fixed rate or reimbursed as a percentage of commission income earned by the Corporation depending on the nature of the services. The Parent or the Affiliate may also pay expenses on behalf of the Corporation, and these direct expenses are reimbursed at cost by the Corporation. During the year, expenses charged to the Corporation by the Parent at a fixed rate were $45,638; expenses charged to the Corporation by the Affiliate at a fixed rate were $223,193; and direct expenses paid for by the Parent and the Affiliate and recovered from the Corporation at cost were $9,591 and $3,070, respectively. During the year, the Corporation The Corporation has $nil payable to the Parent and $336 payable to the Affiliate at December 31, 2018 for these services. These amounts are non-interest bearing.

9

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)
Notes to Financial Statements (continued)
(Expressed in US Dollars)

December 31, 2018

## 6. Regulatory requirements:

The Corporation is subject to SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Corporation is required to maintain minimum net capital of the greater of $5,000 or 6.667% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2018, the Corporation had a net capital of $1,531,175, which was $1,519,518 in excess of the required net capital.

## 7. Income taxes:

For Canadian tax purposes, the Corporation files a Canadian dollar tax return in Canada. The income tax expense included in the statement of income, as determined in accordance with U.S. GAAP, Accounting for Income Taxes, is as follows:

| | | |
|---|---|---|
| Income tax expense using the statutory rate | $ | 135,712 |
| Adjustments related to permanent and other differences | | 2,159 |
| | $ | 137,871 |

## 8. Contingencies and commitments:

From time to time, in connection with its operations, the Corporation may be named as a defendant in actions for damages and costs. On an on-going basis, the Corporation assesses the likelihood of any adverse judgments or outcomes in these matters, as well as ranges on probable losses and costs. A determination of the provision required, if any, for these contingencies is made after analysis of each action. In the normal course of operations, the Corporation provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as service agreements and purchases of goods. Under these agreements, the Corporation agrees to indemnify the counterparty against loss or liability arising from the acts or omissions of the Corporation in relation to the agreement. The nature of the indemnifications in these agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount that the Corporation could be required to pay such counterparties.

## 9. Subsequent events:

The Corporation has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2018 and through to February 26, 2019, which is the date the financial statements were issued. The Corporation has determined there are no events that impact or require disclosure in these financial statements.

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)

Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2018

| | |
|---|---|
| Total stockholder's equity | $ 1,316,121 |
| Subordinated loan | 325,000 |
| Total available capital | 1,641,121 |
| Deductions: | |
| Prepaid expenses | 27,597 |
| Net capital before haircuts | 1,613,524 |
| Less: Haircut on foreign currency | 82,349 |
| Net capital | $ 1,531,175 |
| Minimum capital requirement (the greater of $5,000 or 6 2/3 % of aggregate indebtedness) | 11,657 |
| Excess net capital | $ 1,519,518 |
| Aggregate indebtedness | $ 174,849 |
| Ratio of aggregate indebtedness to net capital | .11 to 1 |

There is no material difference between the computation of net capital and excess net capital included in this Schedule 1 and the corresponding schedule in Eight Capital Corp's December 31, 2018 FOCUS Report Part IIA filed on January 25, 2019.

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)

Schedule 2 – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Commission

December 31, 2018

The Corporation is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).



KPMG LLP
**Chartered Professional Accountants**
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON  M5H 2S5

Telephone  (416) 777-8500
Fax  (416) 777-8818
www.kpmg.ca

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Sole Director
Eight Capital Corp.:

We have reviewed management's statements, included in the accompanying Eight Capital Corp.'s Rule 15c3-3 Exemption Report (the Exemption Report), in which (1) Eight Capital Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*KPMG LLP*

Chartered Professional Accountants, Licensed Public Accountants

February 26, 2019
Toronto, Canada

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)

Rule 15c3-3 Exemption Report

December 31, 2018

The Corporation does not handle cash or securities on behalf of customers. The Corporation is exempt from SEC Rule 15c3-3 under the exemptive provision of subparagraph (k)(2)(ii) and has been so throughout the year ended December 31, 2018 without exception.

I, Conrad R. Beyleveldt, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

**Eight Capital Corp.**



Chief Financial Officer

February 26, 2019